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WRITER’S DIRECT LINE +852.3551.8690 WRITER’S EMAIL ning.zhang@morganlewis.com

March 25, 2022

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Mr. Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited

Response to the Staff’s Comments on the Amendment No.1 to Draft Registration Statement on Form F-1 Confidentially Submitted on March 4, 2022

CIK No. 1895597

Dear Ms. Cheng, Mr. James, Mr. Ecker and Mr. Chinos:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 18, 2022 on the Company’s amendment No.1 to draft registration statement on Form F-1 confidentially submitted on March 4, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

Abu Dhabi    Almaty    Beijing    Boston    Brussels    Century City    Chicago    Dallas    Dubai    Frankfurt    Hartford    Hong Kong    Houston    London    Los Angeles    Miami    Moscow    New York    Nur-Sultan    Orange County    Paris    Philadelphia    Pittsburgh    Princeton    San Francisco    Shanghai     Silicon Valley    Singapore…Tokyo    Washington, DC    Wilmington

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.

We note your response to our prior comment 2 and reissue in part. Please disclose that this structure involves unique risks to investors, and that under relevant PRC laws and regulations, foreign investors are permitted to own 100% of the equity interests in a PRC incorporated company engaged in the business of IC design. Please also disclose the risk to investors that PRC authorities may in the future prohibit foreign investors to own the equity interests in your PRC-incorporated subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page.

2.

We note your response to prior comment 3 and reissue our comment in part. Clearly disclose on your cover page how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of other entities. Please revise your disclosure through your prospectus accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page.

3.

We note your response to our prior comment 4 and reissue our comment. Please provide, on your cover page, a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page.

Prospectus Summary

4.

We note your response to our prior comment 7 and reissue in part. In your summary of risk factors, please also address the risk that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 3 of the Revised Draft Registration Statement.

5.

We note your response to our prior comment 8 and reissue in part. Please disclose whether you or your subsidiaries are required to obtain any approvals from Chinese authorities to operate your business. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In this regard, we note your disclosure on page 33 that you and your subsidiaries are required to obtain Business Licenses from the local branch of the State Administration for Market Regulation. Please address, in your prospectus summary, whether you and your PRC subsidiaries have obtained such licenses. Please also address whether you have relied on the opinion of counsel in determining that you require no other permissions or approvals. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 34 of the Revised Draft Registration Statement.

Risk Factors

6.

We note your response to our prior comment 12. Please revise to state that the Draft Cyber Data Regulations issued by the Cyberspace Administration of China are legally effective as of February 15, 2022.

The Company respectfully submits that the Cyberspace Administration of China, or the CAC, promulgated the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations (referred to as the “Draft Cyber Data Regulations” in the Staff’s comment 6) on November 14, 2021. The Draft Cyber Data Regulations is still in draft form and has not yet taken effect. The CAC, together with other PRC governmental authorities, then promulgated the Measures for Cybersecurity Review, or Cybersecurity Measures, on December 28, 2021, which became effective on February 15, 2022.

Competitive Landscape of ASIC Chips for Alternative Cryptocurrencies

7.

We note your response to our prior comment 22. Please expand your disclosure surrounding the applicability of your ASIC chips to the blockchain algorithms listed to include the major cryptocurrencies that currently use such algorithms.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 16 and 91 of the Revised Draft Registration Statement.

(n) Revenue from contracts with customers

8.	We note your response to prior comment 30. Please further expand, as appropriate, to include disclosures similar to that provided in your response.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 73, F-12 and F-13 of the Revised Draft Registration Statement.

(ab) Recently issued accounting pronouncements

9.

You disclose on pages 6 that have elected to take advantage of the benefits of the extended transition period provided under the JOBS Act for complying with new or revised accounting standards. However, you indicate here and on page 80 that ASU No. 2020-1 was effective for you for fiscal years beginning after December 15, 2020, with early adoption permitted. Please revise to clarify whether you early adopted the standard and the date on which you did so. Otherwise, revise to disclose the correct date on which the standard was effective for the company.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 82 and F-16 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius